# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VASO Corp, CIK 0000839087
CUSIP: 92233F102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 137 Commercial Street, Suite 200, Plainview, New York (NY), 11803
Date of event which requires filing of this statement: 06/25/2019
Filed by CIK 0001403638
Persons authorized to receive notices and communications: Kimberly J. Decker, Barley Snyder LLP, 126 East King Street, Lancaster, Pennsylvania (PA), 17601, 717-299-5201

## Reporting persons
- Jun Ma (CIK 0001403638): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 10,498,146; shared voting power 0; sole dispositive power 10,498,146; shared dispositive power 0; aggregate amount beneficially owned 10,498,146 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: VASO Corp
Address of issuer's principal executive offices: 137 Commercial Street, Suite 200, Plainview, New York (NY), 11803

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Jun Ma (the "Reporting Person")
Residence or business address: The principal business address for the Reporting Person is 137 Commercial Street, Suite 200, Plainview, New York 11803.
Present principal occupation or employment: The principal occupation of the Reporting Person is President and CEO of Vaso Corporation, the business address of which is 137 Commercial Street, Suite 200, Plainview, New York 11803.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The reporting person is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: 9,749,834 shares were granted to the Reporting Person by the Company. An additional 777,312 Shares were purchased by the Reporting Person using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Shares for investment purposes. Pursuant to an Employment Agreement between the Issuer and the Reporting Person, the Reporting Person is entitled to participate in the Issuer's equity compensation programs, with grants being subject to the discretion of the Board of Directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: For information regarding beneficial ownership of the Reporting Person, see items 7-11 of the cover page of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: For information regarding beneficial ownership of the Reporting Person, see items 7-11 of the cover page of this Schedule 13D.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transactions in the Issuer's securities in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person has not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer other than the Employment Agreement, described in Item 4 above.

## Signatures
- Jun Ma: /s/ Jun Ma, Jun Ma (04/15/2026)